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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.__________)

                      The Village Green Bookstore, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  927-077-305
                ------------------------------------------------
                                (CUSIP Number)

             Michael S. Smith, Managing Director Corporate Finance
                            H. J. Meyers & Co, Inc.
           1895 Mt. Hope Avenue, Rochester, NY 14620  (716) 256-4770
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 11, 1996
                -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (1), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-2.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") is otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 927-077-305                                    Page 2 of 7 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   VGBS Acquisition Corp.
   Tax ID #16-1506810
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/ /
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

   2 (d) or 2 (c)                                                           / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER

NUMBER OF               0
  SHARES
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING              2,625,000
  PERSON       -----------------------------------------------------------------
   WITH         9  SOLE DISPOSITIVE POWER

                        0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        2,400,000
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,625,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        42.7%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 927-077-305                                    Page 3 of 7 Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James A. Villa
        SS# ###-##-####
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/ /
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                             / /
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
 NUMBER OF
  SHARES                0
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING              2,625,000
  PERSON       -----------------------------------------------------------------
   WITH         9  SOLE DISPOSITIVE POWER

                        0
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                        2,400,000
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /
        0
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

        Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $.001 par value, of The Village Green Bookstore, Inc., a New York corporation (the "Company"). The Company's address is 1357 Monroe Avenue, Rochester, New York 14618 and its telephone number is (715) 442-1151.

        Item 2. Identity and Background

This Schedule 13D is being filed by James A. Villa ("Villa") and VGBS Acquisition Corp. ("VGBS"). VGBS is a New York corporation and is wholly-owned by Villa. VGBS was formed for the sole purpose of acquiring a controlling interest in the Company.

        (a)     VGBS Acquisition Corp.

        (b)     1895 Mt. Hope Avenue, Rochester, New York 14620

        (c)     Private acquisition company

        (d) During the last 5 Years, VGBS has not been convicted in any criminal proceeding.

        (e) During the last 5 years, VGBS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (a)     James A. Villa

        (b)     1895 Mt. Hope Avenue, Rochester, New York 14620

        (c) President, H. J. Meyers & Co., Inc., 1895 Mt. Hope Avenue, Rochester, New York 14620.

        (d) During the last 5 years, Villa has not been convicted in any criminal proceeding.

        (e) During the last 5 years, Villa has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     United States

Item 3.         Source and Amount of Funds or Other Consideration

VGBS entered into a Credit Agreement with the Company (the "Credit Agreement"), whereby VGBS agreed to loan up to $1.2 million to the Company pursuant to a Senior Secured Promissory Grid Note. The Credit Agreement provides for maximum borrowing of up to $1.2 million, with funds to be loaned to the Company in four quarterly installments of $300,000. The Credit Agreement provides that the $1.2 million loan amount will be used by the Company solely to repay the entire principal amount owned by the Company under its 1994 Convertible Senior Subordinated Debentures. The first installment of $300,000 was delivered to the Company, and paid to debenture holders, on or about October 11, 1996. VGBS borrowed the funds from H. J. Meyers & Co., Inc., an entity controlled by Villa, pursuant to a Demand Note dated September 25, 1996.

In connection with the transaction, and in order to induce VGBS to execute the Credit Agreement, the Company has (i) delivered a Warrant to VGBS to purchase up to 2,400,000 shares of the Common Stock of the Company for $.50 per share (the "Warrant"); (ii) entered into a Security Agreement with VGBS to give VGBS a senior security interest in all of the Company's assets (provided, however, that VGBS has agreed to subordinate its security interest to the debenture holders and has agreed to subordinate any outstanding indebtedness in favor of the debenture holders in the event VGBS breaches its obligations to fund an installment under the Credit Agreement); and (iii) entered into a one-year Financial Consulting Agreement with an affiliate of VGBS. In addition, certain of the Company's shareholders have granted an irrevocable proxy to VGBS to vote such shareholders' shares of the Company's Common Stock and VGBS acquired the resignations of all but one member of the Company's Board of Directors and obtained the right to appoint replacement members of the Board.

Item 4.         Purpose of the Transaction

VGBS entered into the transaction with the Company to acquire control of the Board of Directors in order to position the Company to increase shareholder value. Resignations of three of the four members of the Board of Directors have been tendered in connection with the transaction, and will be accepted by VGBS. Replacement directors will be appointed, and VGBS will acquire control of the Board of Directors through its designees. Once control is obtained, the Company will evaluate the ongoing business of the Company and assess potential acquisition opportunities. In connection with possible acquisitions, sale of additional securities of the Company may be necessary.

Item 5.         Interest of Securities of the Issuer

        (a) 2,625,000 shares of Common Stock, including (i) 2,400,000 shares of Common Stock pursuant to the Warrant, and (ii) 225,000 shares of Common Stock pursuant to an irrevocable proxy given to VGBS by certain of the Company's shareholders to vote such shares. Such shares, in the aggregate, equal approximately 42.7% of the issued and outstanding shares of Common Stock, after conversion of the Warrant.

        (b) VGBS is the sole owner of the Warrant and the holder of the irrevocable proxy to vote 225,000 shares, discussed in (a) above. No other person shares the power to vote or dispose of such shares, other than James A. Villa, the sole owner of VGBS.

        (c)     None

        (d)     None

        (e)     N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Michael S. Smith, an officer of VGBS, is currently a director of the Company and has been a director since 1995. However, he has not been elected a director of the Issuer by virtue of any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, none of which exist.

Additionally, see Item 3 and 4 of this Schedule 13D.

Item 7.         Material to be filed as Exhibits

        (a) Credit Agreement dated as of September 25, 1996 between VGBS and the Company.

        (b)     Warrant dated September 25, 1996.

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                        VGBS Acquisition Corp.


October 23, 1996                        By: /s/ MICHAEL S. SMITH
                                            ---------------------
                                            Michael S. Smith
                                            Secretary


                                        James A. Villa


October 23, 1996                        By: /s/ JAMES A. VILLA
                                            -------------------
                                            James A. Villa